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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                                (Rule 14d-101)

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         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            Justin Industries, Inc.
                           (Name of Subject Company)

                            Justin Industries, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $2.50 Per Share
                        (Title of Class of Securities)

                                   482171105
                     (CUSIP Number of Class of Securities)

                               Richard J. Savitz
                           Senior Vice President and
                            Chief Financial Officer
                            Justin Industries, Inc.
                           2821 West Seventh Street
                            Fort Worth, Texas 76107
                                (817) 390-2412
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communication on Behalf of the Person(s) Filing Statement)

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                With a Copy to:

                            Thomas W. Briggs, Esq.
                          Kelly, Hart & Hallman, P.C.
                          201 Main Street, Suite 2500
                            Fort Worth, Texas 76102
                                (817) 332-2500

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ITEM 1. Subject Company Information.

  The name of the subject Company is Justin Industries, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 2821 West Seventh Street, Fort Worth, Texas 76107. The telephone number of the Company at its principal executive offices is (817) 336-5125.

  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Common Stock, par value $2.50 per share, of the Company (the "Common Stock"), including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 6, 1989, as amended from time to time, between the Company and The Bank of New York, as Rights Agent (the "Rights Agreement"). As of June 19, 2000, there were 25,775,603 Shares outstanding.

ITEM 2. Identity and Background of Filing Person.

  The filing person is the subject Company. The Company's name, business address and business telephone number are set forth in Item 1 above.

  This Statement relates to the tender offer by J Acquisition Corp. (the "Purchaser"), a Texas corporation and a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), to purchase all the outstanding Shares at a purchase price of $22 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 27, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser and Berkshire with the Securities and Exchange Commission on June 27, 2000.

  The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of June 19, 2000, among Berkshire, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Texas Business Corporation Act (the "TBCA"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Berkshire. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Berkshire, the Purchaser, the Company and Shares held by shareholders who did not vote in favor of the Merger Agreement and who comply with all the relevant provisions of Article
5.12 of the TBCA relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration"). The Merger Agreement is filed herewith as Exhibit 7 and is incorporated herein by reference.

  In connection with the Merger Agreement, Berkshire, the Purchaser and three of the Company's principal shareholders, John S. Justin, Jr., the John and Jane Justin Charitable Remainder Unitrust and the John S. Justin Charitable Remainder Trust (the "Stockholders"), entered into a Stockholders Agreement dated as of June 19, 2000 (the "Stockholders Agreement") pursuant to which the Stockholders have agreed, among other things, to tender all their Shares pursuant to the Offer. The Stockholders currently hold, in the aggregate, 5,104,780 Shares, or approximately 19.8% of the Company's Shares currently outstanding. In addition, Mr. Justin owns all 100 outstanding shares of the Company's Series Two Voting Convertible Preferred Stock, which, under the Stockholders Agreement, he has agreed to convert into Common Stock and tender prior to the Expiration Date of the Offer. The Stockholders Agreement is filed herewith as Exhibit 8 and is incorporated herein by reference.

  The Schedule TO states that the principal offices of Berkshire and the Purchaser are located at 1440 Kiewit Plaza, Omaha, Nebraska 68131.


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ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Information Statement"), that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Berkshire, the Purchaser or their respective executive officers, directors or affiliates.

  The Merger Agreement. The summary of the Merger Agreement, the Stockholders Agreement and the statement of the conditions of the Offer contained in Sections 11 and 14 of the Offer to Purchase, dated June 27, 2000, which is filed as Exhibit (a)(1) to the Schedule TO and which is being mailed to shareholders together with this Statement, are incorporated herein by reference. The summary of the Merger Agreement and the Stockholders Agreement are qualified in their entirety by reference to the Merger Agreement and the Stockholders Agreement, as applicable, which have been filed as Exhibits 7 and 8 hereto and are incorporated herein by reference.

  Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive Officers. Certain members of the Board of Directors of the Company (the "Board") and the Company's management have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally, as described below. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Stock-Based Rights. The Merger Agreement provides that, prior to the closing of the Merger Agreement, the Board (or, if appropriate, any committee administering the Options Plans (as defined below)) shall adopt such resolutions or take such other actions as may be required to adjust the terms of all outstanding stock options to purchase shares of the Company's Common Stock (the "Company Stock Options") granted under the Company's 1981 Stock Option Plan, 1984 Incentive Stock Option Plan, 1992 Stock Option Plan, 1996 Non-Employee Director Stock Option Plan or 1999 Performance Incentive Plan, each as amended (the "Option Plans"), to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall (except to the extent that Berkshire and the holder of a Company Stock Option otherwise agree in writing prior to the Effective Time): (i) vest as of the Effective Time; (ii) if such Company Stock Option has an exercise price of less than the Offer Price, unless the holder of such Company Stock Option shall have elected by written notice to Berkshire prior to the date 15 business days prior to the Effective Time to receive the consideration contemplated by clause (iii), be cancelled in exchange for a payment from the Company (subject to any applicable withholding taxes) equal to the product of
(1) the total number of shares of Company Common Stock subject to such Company Stock Option and (2) the excess of the Offer Price over the exercise price per share of Company Common Stock subject to such Company Stock Option, payable in cash immediately following the Effective Time; or (iii) with respect to any Company Stock Option not cancelled pursuant to clause (ii) above, be assumed by Berkshire, or substituted with a new option issued by Berkshire, so that such Company Stock Option shall be deemed to constitute an option to acquire, on the terms and conditions of Berkshire's 1996 Stock Option Plan, as amended,
(x) the number of shares of Berkshire Class B common stock, par value $.1667 per share ("Berkshire Class B Stock"), equal to the product of (1) the number of shares of Company Common Stock issuable upon exercise of such Company Stock Option and (2) 0.0113519 (the "Berkshire Class B Exchange Ratio"), provided that any fractional shares of Berkshire Class B Stock resulting from such multiplication shall be rounded up or down to the nearest whole share, at (y) a price per share equal to (1) the exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Company Stock Option divided by (2) the Berkshire Class B Exchange Ratio, provided that such exercise price shall be rounded up or down to the nearest cent. The purchase of Shares by the Purchaser will also constitute a change in control

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for purposes of Company Stock Options and shares of restricted stock granted under the 1999 Performance Incentive Plan, resulting in the vesting of those options and the lapse of restrictions and other conditions (including vesting requirements) applicable to any shares of restricted stock.

  Employment/Severance Agreements. Any employee of the Company employed at the time of the closing of the Merger at the Company's corporate offices in Fort Worth, Texas ("Corporate Employee") who is terminated by the Company without cause during the 12 months following the closing date of the Merger, will be paid by the Company, in cash (i) with respect to Company Employees who are officers of the Company at the time of the closing of the Merger ("Corporate Officers"), 12 months' base pay and (ii) with respect to Company Employees who are not Corporate Officers, the greater of (x) two months' base pay or (y) one-half of one week's pay for each year of service. In addition, each Corporate Officer who is an employee of the Company at the time annual bonuses are paid by the Company in the ordinary course of business (or any such Officer who is terminated without cause by the Company) will receive a cash bonus for fiscal year 2000 that is equal to or greater than the cash bonus paid to such Corporate Officer for fiscal year 1999.

  The purchase of the Shares pursuant to the Offer will constitute a "change in control" for purposes of the agreements the Company has entered into with John V. Roach, Chairman of the Board of the Company, J.T. Dickenson, President and Chief Executive Officer of the Company, and Richard J. Savitz, Senior Vice President and Chief Financial Officer of the Company. As a result of the "change in control," (i) all unvested Company Stock Options held by each of Mr. Roach, Mr. Dickenson and Mr. Savitz will vest and (ii) restrictions and other conditions (including vesting requirements) applicable to all shares of restricted stock held by each of Mr. Roach, Mr. Dickenson and Mr. Savitz will lapse.

  Benefit Plans. The Merger Agreement provides that Berkshire shall, and shall cause the Company to, maintain the Company's benefits plans and shall not cause the Company to (i) reduce any benefits to employees pursuant to such plans for a period of 12 months following the Effective Time, (ii) reduce any benefit accruals to employees pursuant to any such plans that are defined benefit pension plans, or (iii) reduce the employer contribution pursuant to any such plans that are defined contribution pension plans. In addition, to the extent that an employee's benefit pursuant to any such plan depends on length of service, credit will be given to current employees of the Company for service with the Company prior to the Effective Time, provided that such crediting of service does not result in duplication of benefits.

  Other Plans. In the Merger Agreement, the Company has reserved the right to amend the Supplemental Executive Retirement Plans as described in this paragraph, and the Board will be asked to approve such amendments at its next meeting prior to the completion of the Offer. The permitted amendments would provide that, effective as of the closing of the Merger, participants who have been (or would have been) employed by the Company for 10 years or more as of the later of the closing date of the Merger or December 31, 2000, shall be entitled to benefits under such plan upon termination of employment, if terminated within 12 months after the Effective Time, as if such participant were 55 years old at the date of such termination, subject to the other provisions of such plan.

  Indemnification of Officers and Directors. The Merger Agreement provides that from and after the Effective Time, Berkshire shall, and shall cause the Company to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes such prior to the Effective Time, an officer, director, agent, fiduciary or employee of the Company or any of its subsidiaries (the "Indemnified Parties") against (i) any and all losses, claims, damages, costs, expenses, fines, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, agent, fiduciary or employee of the Company or any of its subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time ("Indemnified Liabilities"), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby. In the case of the Purchaser and the Company such indemnification shall only be to the fullest extent a corporation is permitted under the Delaware General Corporation Law (the "DGCL") or the TBCA, as applicable, to indemnify its own directors, officers, agents,

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fiduciaries and employees, and in the case of Berkshire, such indemnification shall not be limited by the DGCL but such indemnification shall not be applicable to any claims made against the Indemnified Parties if a judgment or other final adjudication established that (A) their acts or omissions were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so deliberated or (B) arising out of, based upon or attributable to the gaining in fact of any financial profit or other advantage to which they were not legally entitled. Berkshire, Purchaser, and the Company, as the case may be, will pay all expenses of each Indemnified Party in advance of the final disposition of any such action or proceeding to the fullest extent permitted by law upon receipt of any undertaking contemplated by Section 145 of the DGCL or Article 2.02-1 of the TBCA, as applicable.

ITEM 4. The Solicitation or Recommendation.

 (a) Recommendation of the Board of Directors.

  At a meeting held on June 19, 2000, the Board determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company. At this meeting, the Board approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

 (b)(I) Background of the Offer; Contacts with Berkshire.

  In May 1998, the Board first authorized the Company to engage Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as the Company's financial advisor to assist the Board in evaluating the Company's strategic alternatives, including the following: (i) remaining as a stand-alone, independent entity, (ii) conducting a sale of the entire Company, (iii) pursuing a sale of Acme Building Brands, Inc. ("Acme Building Brands") and Justin Brands, Inc. ("Justin Brands") in separate transactions, and (iv) considering other extraordinary corporate transactions. After considering the various alternatives, the Board authorized DLJ and senior management to embark upon a process of contacting companies that might be interested in a business combination with the Company. The Company's management, with the assistance of DLJ, then identified a number of third parties that might have an interest in a business combination with the Company.

  During the period from May 1998 through August 1998, the Company and DLJ contacted various potential strategic buyers of both Justin Brands and Acme Building Brands, as well as a number of potential financial buyers. The Company and DLJ also furnished written information to certain of these potential buyers. At a meeting in August 1998, DLJ reviewed with the Board the preliminary indications of interest in acquiring the Company. After an evaluation of the Company's current and prospective situation and its various strategic options, the Board determined not to pursue discussions with any particular prospective buyer at that time due to the Board's determination that the preliminary indications of interest did not adequately reflect the Company's value. The Board then terminated any active pursuit of strategic alternatives.

  Representatives of the Company made oral presentations to various prospective purchasers during the period from September 1999 through June 2000. In September 1999, the Company was contacted by a representative of a publicly held European brick manufacturing corporation (the "Brick Industry Buyer") who indicated that the Brick Industry Buyer was interested in exploring a business combination with Acme Building Brands. After continued discussions between management of the Company and the Brick Industry Buyer, the Brick Industry Buyer proposed an acquisition of Acme Building Brands for a combination of cash and securities at a price per share of $20 (with not more than $10 per share to be paid in cash). In addition, the Brick Industry Buyer indicated that it would require up to six months to close an acquisition transaction. After careful deliberation, the Board rejected the offer as inadequate given the partly non-cash nature of the offer and its proposed timing.

  In December 1999, a representative of a leveraged buyout firm contacted the Company and indicated a preliminary interest in pursuing a transaction involving a purchase of the entire Company for a price in the range

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of $20 to $24. These preliminary discussions, however, ended when this potential purchaser proved unable to secure financing.

  In January 2000, a venture capital group (the "Venture Capital Group") and an individual (the "Individual Buyer") both contacted the Company regarding their interest in a possible combination with the Company. Both the Venture Capital Group and the Individual Buyer conducted extensive due diligence of the Company's business and operations. In March 2000, the Individual Buyer orally indicated to the Company a preliminary interest in a business combination with Justin Brands. After careful deliberation, the Board rejected the preliminary oral proposal based on the inadequacy of the consideration and the fact that the proposal was not fully financed. The Company also received an oral preliminary proposal from the Venture Capital Group shortly thereafter, which contemplated a transaction in which the Venture Capital Group would acquire all the outstanding shares of the Company's Common Stock for $19 per share in cash and $4 per share in subordinated debt. Following a Board meeting on March 17, 2000, the Company decided not to consider the proposal due to the highly conditional nature of the offer, the uncertainties involved in valuing the subordinated debt component and the fact that the offer was not fully financed.

  In April 2000, the Individual Buyer teamed with a financial partner (the "Financial Buyer"). The Individual Buyer and the Financial Buyer notified the Company of their combined interest in pursuing an acquisition of Justin Brands. The Individual Buyer and the Financial Buyer also informed the Company that they were in the process of initiating a search for a partner to purchase Acme Building Brands. The Individual Buyer and the Financial Buyer eventually located a building materials company (the "Building Materials Company") interested in pursuing a possible acquisition of Acme Building Brands. The Building Materials Company, the Individual Buyer and the Financial Buyer (together, the "Bidders") conducted extensive due diligence of the Company's business and operations, but did not contact the Company with a proposal at that time.

  In mid-May 2000, a former employee of the Company contacted Warren E. Buffet, Chairman of Berkshire, and provided him with information about the Company. On or about May 24, 2000, Mr. Buffett contacted John V. Roach, Chairman of the Board of the Company. Mr. Roach and Mr. Buffett arranged a meeting to be held at the offices of Mr. Roach on June 7, 2000. The Company then notified the Brick Industry Buyer and the Bidders that discussions regarding the possible sale of the Company had progressed and were moving forward.

  On June 7, 2000, Mr. Buffett met with Mr. Roach, Mr. Justin, the senior managers of Acme Building Brands and Justin Brands, and other senior Company officers, to discuss the Company's businesses. At the conclusion of those meetings, Mr. Buffett verbally indicated to Mr. Roach Berkshire's interest in pursuing a $22 per share, all cash offer for the Company with no financing or due diligence requirements. Thereafter, the Company contacted the Venture Capital Group, the Brick Industry Buyer and the Bidders and indicated that the Company had received an indication of interest for an acquisition of the Company that could result in a transaction. Accordingly, the Company indicated that the Venture Capital Group, the Brick Industry Buyer and the Bidders should prepare to act decisively if they remained interested in a possible acquisition of the Company. The Company suggested to each of the Venture Capital Group, Berkshire, the Brick Industry Buyer and the Bidders that it prepare a proposal, including price, and submit such proposal to the Company by noon on June 14, 2000. Berkshire and the Bidders submitted proposals.

  On June 14, 2000, the Board met and received a detailed presentation from its legal counsel on the duties of the directors in considering a potential acquisition of the Company. The Board also received oral presentations from representatives of the Bidders and representatives of Berkshire. The Bidders proposed an acquisition of the Company structured as a cash tender offer at a price below $22. The Bidders' offer was conditioned on, among other things, the completion of due diligence by the Bidders. Representatives of Berkshire then definitively proposed an all cash acquisition of the Company at $22 per Share through a first-step tender offer for all outstanding Shares followed by a second-step merger in which all remaining Shares would be converted into the right to receive the same per share consideration paid in the tender offer. The proposal was subject to customary conditions but was not subject to due diligence or financing conditions. Berkshire's representatives stated that

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Berkshire was prepared to negotiate definitive acquisition agreements and announce a transaction within three business days. The Board then discussed the two proposals extensively. The Board considered a number of factors relating to the two proposals, including the amount of the consideration offered, the fact that the Bidders' financing was not yet fully committed and the fact that a transaction with the Bidders would require more time to consummate and was subject to more conditions than a transaction with Berkshire. At the conclusion of the discussion, the Board unanimously determined that it would be in the best interests of the shareholders to proceed with the Berkshire proposal. This conclusion was based principally on the Board's belief that the Bidders' price per share did not adequately reflect the Company's value and the possibility that the transaction would not be consummated, while the Berkshire proposal, in the Board's judgment, reflected a fair price and was more likely to be consummated as it was subject to few conditions. The Board instructed management to attempt to negotiate satisfactory definitive agreements that could be presented to the Board at its next meeting on June 19, 2000.

  Berkshire's representatives provided a draft merger agreement and stockholders agreement to the Company and the Stockholders at the conclusion of the Board meeting on June 14, 2000. Between then and June 19, 2000, Berkshire's counsel and counsel for the Company and the Stockholders negotiated the definitive agreements.

  On Monday afternoon, June 19, 2000, the Board met to receive presentations from the Company's legal and financial advisors and to consider the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. At the meeting, DLJ delivered both its oral and written opinion to the effect that, as of such date and based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders, from a financial point of view. Following such presentations and receipt of DLJ's written opinion, the Board determined that the terms of the Offer and the Merger were fair to, and in the best interests of, the shareholders of the Company, approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and determined to recommend that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. Also on June 19, 2000, the Board of Directors of Berkshire met telephonically to review the terms of the proposed transaction. After full discussion, the Berkshire Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were in the best interests of Berkshire and its stockholders, and approved the Merger Agreement.

  Following the two Board meetings, Berkshire, the Purchaser and the Company executed the Merger Agreement and Berkshire, the Purchaser and the Stockholders executed the Stockholders Agreement, as contemplated by the Merger Agreement.

  On the morning of June 20, 2000, Berkshire and the Company issued a joint press release announcing the execution of the Merger Agreement and the Stockholders Agreement.

  On June 27, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

 (II) Reasons for the Recommendation of the Board of Directors.

  In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board considered a number of factors, including the following:

  1. Company Operating and Financial Condition: The Board considered the current and historical financial condition and results of the operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company operates.

  2. Transaction Financial Terms/Premium to Market Price. The Board reviewed the relationship of the Offer Price to the historical market prices of the Shares. The $22.00 per Share Offer Price represents a 27.5% premium over the $17.25 closing price of the Shares on Nasdaq on June 16, 2000 and a 30.3% premium over

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the $16.88 average closing price for the 30-day trading period ending on June
16, 2000. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to non-cash consideration. The Board was aware that the consideration to be received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

  3. Strategic Alternatives. The Board considered presentations of DLJ and reviewed trends in the industries in which the Company operates. The Board also considered the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company and the possibility of acquisitions or mergers with other companies in its industries, a recapitalization of the Company and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board discussed possible alternatives to the Offer and the Merger and the risks associated therewith. The Board also considered the information provided by DLJ relating to the process that had been conducted on behalf of the Company by DLJ since May 1998 relating to the Company's exploration of strategic alternatives available to it, including information regarding discussions and meetings held by DLJ and the Company's management with other potential acquirors of the Company. The Board discussed the negotiations between the Company and Berkshire that resulted in the Merger Agreement and the process described above that led to the $22 per Share Offer Price. The Board noted that none of these discussions with other potential buyers resulted in definitive proposals that were as favorable to the Company and its shareholders as the Offer and the Merger.

  4. DLJ Fairness Opinion. The Board took into account the presentations and advice from DLJ and the written opinion of DLJ, dated June 19, 2000, to the effect that as of that date, based upon and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by the shareholders of the Company in the Offer and the Merger was fair to such shareholders from a financial point of view. A copy of the opinion rendered by DLJ to the Board, setting forth the procedures followed, the matters considered, the assumptions and qualifications made and the limitations on the review undertaken by DLJ in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Shareholders are urged to read this opinion in its entirety.

  5. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all the Shares, which should allow shareholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer. The Board also considered the financial condition and business reputation of Berkshire and Mr. Buffett, and the ability of Berkshire and the Purchaser to complete the Offer and Merger in a timely manner.

  6. Limited Conditions to Consummation. The Board discussed how Berkshire and the Purchaser's obligations to consummate the Offer and the Merger are each subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals.

  7. Mr. Justin's Commitment. The Board took into consideration the fact that Mr. John Justin, the Company's largest shareholder who controls (together with two trusts) approximately 19.8% of the outstanding Shares, supported the Offer and Merger and had indicated an intention to agree to tender all such Shares in the Offer pursuant to the Stockholders Agreement.

  8. Alternative Transactions. The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting, initiating or encouraging the making of acquisition proposals from third parties, the Company may engage in any negotiations or discussions with, or provide any information to, a third party in response to an unsolicited written acquisition proposal by such third party if, among other things, the Board concludes in good faith (x) after consulting with its independent financial advisors and outside legal counsel that such acquisition proposal could be reasonably expected to lead to a superior proposal (defined as a proposal (A) which provides for consideration on a per share basis to the shareholders of the Company with a value (taking into account, among other things, the likelihood of such offer resulting in a consummated transaction) exceeding the Offer Price, (B) which, considering all relevant factors, is more favorable to the Company and its shareholders than the Offer and the Merger, and (C) for which the third party has demonstrated that financing is reasonably likely to be obtained) and, (y) after consultation with its outside legal counsel, that the failure to take such action would constitute a breach of its fiduciary duties to shareholders under applicable law. The Board further considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into an alternative unsolicited acquisition proposal (1) if, prior to or concurrently with terminating the Merger Agreement, the Company pays a $10 million termination fee plus Berkshire's out-of-pocket expenses, including attorneys' fees, incurred in connection with the transactions contemplated by the Merger Agreement and (2) if the Board determines, after consultation with its outside legal counsel, that the failure to approve or recommend such an acquisition proposal that is a superior proposal as described above would constitute a breach of the Board's fiduciary duties to shareholders under applicable law. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in acquiring the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and solicitation of acquisition proposals were insisted upon by Berkshire and the Purchaser as a condition to entering into the Merger Agreement. The Board also considered the contacts that the Company had had with third parties (as described above) regarding a potential transaction involving the Company, and took into account the views of management and DLJ as to the likelihood that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis.

  The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

 (c) Intent to Tender.

  After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person to the Purchaser in the Offer. In addition, the Stockholders Agreement requires the Stockholders to tender all their Shares pursuant to the Offer.

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

  Pursuant to a letter agreement dated August 25, 1999, the Company formally retained DLJ to act as its financial advisor in connection with an extraordinary transaction (as described in the engagement letter), including a possible sale of the Company. The Board retained DLJ based upon DLJ's qualifications, experience, reputation, and familiarity with the Company's business. DLJ is an internationally recognized investment banking and advisory firm. As part of its investment banking and financial advisory business, DLJ is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, DLJ is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of DLJ's trading and brokerage activities, DLJ or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in equity securities of the Company.

  Pursuant to the August 25, 1999 engagement letter, the Company has agreed to pay to DLJ a total fee of approximately $3,700,000 less the amount of fees previously paid to DLJ (approximately $100,000). Of this amount, the Company paid DLJ $500,000 upon delivery of DLJ's opinion that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders, from a financial point of view. The balance of the fee is payable in cash at the consummation of a an extraordinary transaction, such as the Offer and the Merger. The Company has also agreed to reimburse DLJ for its reasonable expenses as incurred. The Company has agreed to indemnify DLJ, its directors, officers, agents and employees and each person, if any, controlling DLJ against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of DLJ's engagement. DLJ and the Company negotiated the terms of the fee arrangement.

  Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

ITEM 6. Interest in Securities of the Subject Company.

  Except as noted below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

  On June 9, 2000, John S. Justin, Jr. donated 1,000 Shares to Texas Christian University. On May 26, 2000, the Company's Employee Stock Ownership Plan (the "ESOP") effected non-discretionary sales, in the amount of 113 shares of Common Stock, in respect of the interest in such ESOP held by each of the Company's executive officers, the proceeds of which, in each case, were $1,834.56.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

  Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as described in Items 3 or 4 above, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph except that the Board has adopted resolutions unanimously approving the Offer, the Merger and the Merger Agreement (including all terms and conditions set forth therein) and the transactions contemplated thereby, determining that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company's shareholders and unanimously recommending that the Company's shareholders accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt the Merger Agreement and the Merger. Subject to the terms of the Merger Agreement, the Company may engage in discussions or negotiations with respect to transactions or proposals of the type referred to above in this Item 7.

ITEM 8. Additional Information.

 (a) Texas Business Corporation Act.

  Under the TBCA, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under Texas law, a significantly longer period of time will be required to effect the Merger. The Purchaser and Berkshire have each agreed to cause all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement, so shareholder approval of the Merger is assured if the Offer is completed.

  Article 13 of the TBCA (the "Business Combination Statute") purports to regulate certain business combinations of a corporation, like the Company, organized under Texas law, with a shareholder owning beneficially 20% or more of the outstanding voting stock of such corporation (an "Affiliated Shareholder"). The Company has not opted out of the Business Combination Statute in either its Articles of Incorporation or Bylaws. The Business Combination Statute provides, in relevant part, that the Company shall not engage in any business combination with an Affiliated Shareholder for a period of three years following the date such person first becomes an Affiliated Shareholder unless: (i) prior to the date such person first becomes an Affiliated Shareholder, the board of directors of the corporation approved either the business combination or the purchase or acquisition of shares by the Affiliated Shareholder which resulted in such person's becoming an Affiliated Shareholder, or (ii) on or within six months of the date such person becomes an Affiliated Shareholder, the business combination is approved at an annual or special meeting of shareholders of the Company by the affirmative vote of at least two-thirds of the outstanding voting stock of the Company which is not owned by the Affiliated Shareholder.

  On June 19, 2000, the Company's Board approved of the Purchaser and Berkshire becoming Affiliated Shareholders and approved the Offer and the Merger and the other transactions contemplated thereby (including the acquisition of Shares pursuant to the Stockholders Agreement). Therefore, the Business Combination Statute is inapplicable to the Offer, the Merger and the transactions contemplated thereby.

 (b) Regulatory Approvals.

  United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

  Pursuant to the requirements of the HSR Act, the Company expects that Berkshire and the Company each will file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on June 27, 2000 or as soon as practicable thereafter. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Company and/or the Purchaser or Berkshire. If such request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

  The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Berkshire or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and the Purchaser and Berkshire have advised the Company that they do not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  Pursuant to the Merger Agreement, the Purchaser is not required to purchase any Shares in the Offer if a statute, rule, regulation, judgment, order or injunction is enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger that, among other things, (i) prohibits, or makes illegal, the making or consummation of the Offer or the Merger, (ii) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of any Shares pursuant to the Offer and the Merger, (iii) renders the Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, (iv) prohibits or imposes any material limitations on

Berkshire's, Purchaser's or the Company's and its subsidiaries ownership or operation of all or a material portion of the Company's and its subsidiaries businesses and assets taken as a whole, or (v) imposes material limitations on the ability of Berkshire or the Purchaser effectively to exercise full rights of ownership of the Shares.

 (c) The Purchaser's Designation of Persons to be Elected to the Board of Directors.

  The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by the Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company's shareholders.

 (d) Amendment to Rights Agreement.

  On June 19, 2000, prior to the execution and delivery of the Merger Agreement and the Stockholders Agreement, the Company amended the Rights Agreement such that the execution and delivery of, and the consummation of the transactions contemplated by, the Merger Agreement, including, without limitation, the Stockholders Agreement, would not result in (i) Berkshire, the Purchaser, or their respective affiliates and associates being an Acquiring Person, (ii) the occurrence of a Shares Acquisition Date, a Distribution Date, a "flip over" event under Section 13 of the Rights Agreement, or (iii) the Company having any obligation or the holders having any rights with respect to the Rights or the Rights Agreement, including, without limitation, the Rights becoming exercisable. For purposes hereof, the terms "Acquiring Person," "Shares Acquisition Date" and "Distribution Date" shall have the respective meanings ascribed thereto in the Rights Agreement. The term " "flip over' event" shall mean any merger, sale, transfer or other transaction or event specified in Section 13 of the Rights Agreement. A copy of the Rights Agreement, together with all prior amendments thereto, is included as Exhibits 10, 11 and 12 to this Statement and is incorporated herein by reference. A copy of Amendment No. 3 to the Rights Agreement is included as Exhibit 13 to this Statement and is incorporated herein by reference.

ITEM 9. Material to be Filed as Exhibits.

  The following Exhibits are filed herewith:

Exhibit No.                             Description
----------                              -----------
Exhibit  1  Offer to Purchase, dated June 27, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on June
            27, 2000).

Exhibit  2  Form of Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) to the Schedule TO of the Purchaser filed on June 27, 2000).

Exhibit  3  Letter to Shareholders of the Company, dated June 27, 2000.*

Exhibit 4 Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated June 19, 2000 (included as Annex A hereto).*

Exhibit  5  Joint Press Release issued by Berkshire and the Company on June 20,
            2000 (incorporated by reference to Exhibit 99.1 to the Schedule TO of the Purchaser filed on June 20, 2000).

Exhibit  6  Sections 11 and 14 of the Offer to Purchase, dated June 27, 2000
            (incorporated by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on June 27, 2000).

Exhibit  7  Agreement and Plan of Merger dated as of June 19, 2000, among
            Berkshire, the Purchaser and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Berkshire on June 27, 2000).

Exhibit  8  Stockholders Agreement dated June 19, 2000, among Berkshire, the
            Purchaser and the stockholders named therein (incorporated by reference to Exhibit 10.2 to the Current Report of Form 8-K filed by Berkshire on June 20, 2000).

Exhibit  9  The Information Statement of the Company dated June 27, 2000
            (included as Annex B hereto).*

Exhibit No.                             Description
----------                              -----------
Exhibit 10  Rights Agreement, dated October 6, 1989, between the Company and
            Team Bank, as Rights Agent (incorporated by reference to the
            Company's Registration Statement on Form 8-A dated October 10,
            1989).

Exhibit 11 First Amendment to Rights Agreement, dated October 4, 1990, between the Company and Ameritrust Texas, N.A., as successor Rights Agent
            (incorporated by reference to Amendment No. 1 on Form 8 to the Company's Registration Statement on Form 8-A dated October 4,
            1990).

Exhibit 12 Amendment No. 2 to Rights Agreement, dated as of October 6, 1999, between the Company and The Bank of New York, as successor Rights
            Agent (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form 8-A dated October 6,
            1999).

Exhibit 13 Amendment No. 3, dated June 19, 2000, to Rights Agreement between the Company and The Bank of New York, as successor Rights Agent
            (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on June 20, 2000).

--------
* Included with copies of the Statement mailed to shareholders.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

                                        Justin Industries, Inc.

                                        By: /s/ RICHARD J. SAVITZ
                                          -------------------------------------
                                        Name: Richard J. Savitz
                                        Title: Senior Vice President and Chief
                                        Financial Officer

Dated: June 27, 2000

                                                                        Annex A

[LETTERHEAD OF DONALDSON, LUFKIN & JENRETTE]

                                                                  June 19, 2000

Board of Directors
Justin Industries, Inc.
2821 West Seventh Street
Fort Worth, Texas 76101

Dear Sirs:

  You have requested our opinion as to the fairness from a financial point of view to the shareholders of Justin Industries, Inc. (the "Company") of the consideration to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger, dated as of June 19, 2000 (the "Agreement"), by and among Berkshire Hathaway Inc. ("Berkshire"), J Acquisition Corp., a wholly owned subsidiary of Berkshire ("Purchaser"), and the Company, pursuant to which Purchaser will commence a Tender Offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock at a price of $22.00 per share in cash. The Tender Offer is to be followed by a merger of Purchaser with and into the Company (the "Merger" and, collectively with the Tender Offer, the "Transaction") in which the shares of all shareholders who did not tender would be converted into the right to receive $22.00 per share in cash.

  In arriving at our opinion, we have reviewed the drafts dated June 19, 2000 of the Agreement and the Stockholders Agreement to be entered into between Berkshire, Purchaser and the shareholders party thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning January 1, 2000 and ending December 31, 2005 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to any shareholder as to whether to tender his shares of Company common stock in the Tender Offer or how such shareholder should vote on the Merger.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. DLJ has been engaged by the Company to act as its exclusive financial advisor since March 9, 1995 and has received a quarterly retainer of $25,000 for such services.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the shareholders of the Company in the Transaction is fair to such shareholders from a financial point of view.

                                          Very truly yours,

                                          /s/ ROBERT J. MCMULLAN

                                          Robert J. McMullan
                                          Managing Director

                                                                        Annex B

                            JUSTIN INDUSTRIES, INC.
                           2821 WEST SEVENTH STREET
                            FORT WORTH, TEXAS 76107

                       INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about June 27, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Justin Industries, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by J Acquisition Corp. ("Purchaser"), a Texas corporation and wholly owned subsidiary of Berkshire Hathaway Inc. ("Berkshire"), to a majority of seats on the Board of Directors (the "Board") of the Company. On June 19, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Berkshire and the Purchaser pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $2.50 per share, including the associated common stock purchase rights, of the Company (collectively, the "Shares"), at a price per Share of $22.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated June 27, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)and
(a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Berkshire and the Purchaser with the Securities and Exchange Commission (the "Commission") on June 27, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Texas Business Corporation Act (the "TBCA"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Berkshire. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by the Company and Shares held by shareholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Article 5.12 of the TBCA) will be converted into the right to receive the amount in cash per Share paid pursuant to the Offer.

  The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on June 27, 2000 and which is being mailed to shareholders of the Company along with this Information Statement.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Berkshire, the Purchaser or the Purchaser Designees (as defined below) has been provided by Berkshire. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 27, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 25, 2000, unless the Purchaser extends it.

                                    GENERAL

  The Common Stock and the Series Two Convertible Voting Preferred Stock, par value $2.50 per share (the "Preferred Stock"), vote together as a single class on all business, including the election of directors, that properly comes before a meeting of the shareholders of the Company, with each outstanding share of Common Stock and each outstanding share of Preferred Stock entitled to one vote. As of the close of business on June 19, 2000, there were 25,775,603 outstanding shares of Common Stock and 100 outstanding shares of Preferred Stock, of which Berkshire and the Purchaser own no shares as of the date hereof.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

  The information contained herein concerning Purchaser Designees (as described below) has been furnished to the Company by Berkshire and the Purchaser and their designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

  The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser, Berkshire or their affiliates pursuant to the Offer, the Purchaser will be entitled to designate such number of directors (the "Purchaser Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

  The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board to enable the Purchaser Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Purchaser Designees to be so elected.

  Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or designees, stockholders, affiliates or associates of Berkshire.

  As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, such Purchaser Designees will be selected from the following list of directors and executive officers of Berkshire or its affiliates promptly upon the purchase by the Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than July 25, 2000, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board. The information contained herein concerning Berkshire and its directors and executive officers and those of its affiliates has been furnished by Berkshire and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  The name, age, present principal occupation or employment and five-year employment history of each of the persons is set forth below. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to the Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is on subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) based on information provided to the Company by Berkshire, to the best of Berkshire's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Berkshire that, to the best of Berkshire's knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9. All of the individuals listed below are citizens of the United States of America. The business address of each person is 1440 Kiewit Plaza, Omaha, Nebraska 68131, telephone 402-346-1400, unless otherwise indicated.

                               Present Principal Occupation or Employment
 Name and Age              Material Positions Held During the Past Five Years
 ------------              --------------------------------------------------
 Warren E. Buffett (69) Mr. Buffett has been Chairman and Chief Executive
                        Officer of Berkshire since 1970. He is also a director
                        of The Coca-Cola Company, The Gillette Company and The
                        Washington Post Company.
 Charles T. Munger (76) Mr. Munger has been a director and Vice Chairman of
                        Berkshire's Board of Directors since 1978. He is
                        Chairman of the Board of Directors and Chief Executive
                        Officer of Wesco Financial Corporation, Chairman of the
                        Board of Directors of Daily Journal Corporation and a
                        director of Costco Wholesale Corporation. His business
                        address is 355 S. Grand Avenue, 34th Floor, Los
                        Angeles, California 90071.
 Howard G. Buffett (45) Mr. Buffett is Chairman of the Board of Directors of
                        The GSI Group, a company primarily engaged in the
                        manufacture of agricultural equipment. From 1992 until
                        June 5, 1995, Mr. Buffett had been Vice President,
                        Assistant to the Chairman and a Director of Archer
                        Daniels Midland Company, a company engaged principally
                        in the business of processing and merchandising
                        agricultural commodities. He is also a director of
                        Coca-Cola Enterprises, Inc., Lindsay Manufacturing Co.
                        and Mond Industries Inc. His business address is 1004
                        East Illinois Street, Assumption, Illinois 62510.
 Susan T. Buffett (68)  Mrs. Buffett has been a director of Berkshire since
                        1991. Mrs. Buffett has not been employed in the past
                        five years.
 Malcolm G. Chace (65)  In 1996, Mr. Chace was named Chairman of the Board of
                        Directors of BankRI, a community bank located in the
                        state of Rhode Island. Prior to 1996, Mr. Chace had
                        been a private investor. Mr. Chace's business address
                        is One Providence Washington Plaza, Providence, Rhode
                        Island 02903.
 Marc D. Hamburg (50)   Mr. Hamburg has been the Vice President and Treasurer
                        of Berkshire for more than the past five years.
 Ronald L. Olson (58)   Mr. Olson has, for more than the past five years, been
                        a partner in the law firm of Munger, Tolles & Olson
                        LLP. He is also a director of Edison International,
                        Western Asset Trust, Inc. and Pacific American Income
                        Shares Inc. His business address is 355 S. Grand
                        Avenue, 35th Floor, Los Angeles, California 90071.
 Walter Scott, Jr. (69) Mr. Scott has been Chairman of the Board of Level 3
                        Communications, Inc., a communications and information
                        services company, since 1979. Level 3 Communications
                        was formerly known as Peter Kiewit Sons', Inc., for
                        which, until the spin-off of its construction
                        operations in March 1998, Mr. Scott also served as
                        Chief Executive Officer. Mr. Scott is also a director
                        of Burlington Resources, Inc., ConAgra, Inc., Valmont
                        Industries, Inc., Commonwealth Telephone Enterprises,
                        Inc. and RCN Corporation.

                       OWNERSHIP OF COMMON STOCK BY THE
                     PRINCIPAL SHAREHOLDERS AND MANAGEMENT

  The following table sets forth information as of June 19, 2000, with respect to the beneficial ownership of the Company's Common Stock by (i) each director of the Company, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of the Company ("Named Executive Officers"), (iii) executive officers retiring in 1999, (iv) all directors and executive officers of the Company as a group, and (v) each person who, to the best of the Company's knowledge, beneficially owns more than five percent of any class of the Company's voting securities. In addition, John S. Justin, Jr. owns all 100 shares outstanding of the Company's Preferred Stock. Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all shares held by them.

                                                     Shares of
    Name and Address                                Common Stock      Percent of
  of Beneficial Owner                            Beneficially Owned  Common Stock
  -------------------                            ------------------  ------------
John V. Roach..................................         84,000 (1)        .33%
John Justin....................................      5,249,408 (2)      20.45
J. T. Dickenson................................        193,922 (3)        .76
Marvin Gearhart................................         16,374 (4)        .06
Robert E. Glaze................................         23,532 (4)        .09
Dee J. Kelly...................................        254,046 (5)        .99
Joseph R. Musolino.............................         14,250 (4)        .06
Dr. William E. Tucker..........................         30,450 (4)        .12
Richard J. Savitz..............................        214,630 (6)        .84
Harrold E. Melton..............................         81,071 (7)        .32
J. Randy Watson................................         18,331 (8)        .07
Judy B. Hunter.................................         49,904 (9)        .19
Edward L. Stout, Jr............................        342,070 (10)      1.33
 c/o Justin Industries, Inc.
 2821 West Seventh Street
 Fort Worth, Texas 76107

All Directors and Executive Officers as a Group
 (13 persons)..................................      6,571,988 (11)     25.6

Holders of more than 5% of the Common Stock:
 John Justin...................................      5,249,408 (2)      20.45
  Justin Industries, Inc.
  2821 West Seventh Street
  Fort Worth, Texas 76107

 Justin Industries, Inc. Employee Stock
  Owner-ship Plan..............................      2,743,495 (12)     10.69
  c/o Merrill Lynch, as Trustee
  265 Davidson Avenue, Fourth Floor
  Somerset, New Jersey 08873

 Luther King Capital Management, Inc...........      1,594,092 (13)      6.21
  301 Commerce Street, Suite 1600
  Fort Worth, Texas 76102

 Dimensional Fund Advisors, Inc. ..............      1,364,150 (14)      5.31
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

--------
 (1) Includes 64,000 shares of which Mr. Roach is owner of record and beneficially; and 20,000 unvested restricted shares with respect to which Mr. Roach has voting control.

 (2) Includes 49,812 shares of which Mr. Justin is owner of record and beneficially; 802 shares of which Mr. Justin has a vested interest pursuant to the Justin Industries, Inc. Employee Stock Ownership Plan (the "ESOP"); 138,000 shares with respect to which Mr. Justin holds currently exercisable employee stock options; 3,000 shares of presently exercisable non-employee director stock options; 2,826 shares which Mr. Justin may acquire upon conversion of the 100 shares of Preferred Stock held by him; 4,655,067 shares owned beneficially by reason of Mr. Justin's position as Trustee of the John and Jane Justin Charitable Remainder Unitrust; and 399,901 shares owned beneficially by reason of Mr. Justin's position as Trustee of the John S. Justin Charitable Remainder Trust.
 (3) Includes 108,418 shares of which Mr. Dickenson is owner of record and beneficially; 4,214 shares of which Mr. Dickenson's wife is owner of record and beneficially to which Mr. Dickenson disclaims beneficial ownership; 29,490 shares of which Mr. Dickenson has a vested interest pursuant to the Company's ESOP; 5,000 unvested restricted shares with respect to which Mr. Dickenson has voting control; and 46,800 shares with respect to which Mr. Dickenson holds presently exercisable stock options. The shares of stock included in the table do not include 399,901 shares of stock that may be considered beneficially owned by reason of Mr. Dickenson's position as Trustee of the John S. Justin Charitable Remainder Trust.
 (4) Includes 12,000 shares of presently exercisable non-employee, director stock options.
 (5) Includes 150,132 shares of which Mr. Kelly is owner of record and beneficially; 91,914 shares owned by the Dee Kelly Corporation with respect to which Mr. Kelly disclaims beneficial ownership of 30% or 27,574 shares by virtue of the equity interest of Mr. Kelly's three children in this corporation; and 12,000 shares with respect to which Mr. Kelly holds presently exercisable stock options.
 (6) Includes 113,860 shares of which Mr. Savitz is owner of record and beneficially; 37,570 shares of which Mr. Savitz has a vested interest pursuant to the Company's ESOP; 5,000 unvested restricted shares with respect to which Mr. Savitz has voting control; and 58,200 shares with respect to which Mr. Savitz holds presently exercisable stock options.
 (7) Includes 13,074 shares of which Mr. Melton is owner of record and beneficially; 18,547 shares of which Mr. Melton has a vested interest pursuant to the Company's ESOP; 5,000 unvested restricted shares with respect to which Mr. Melton has voting control; and 39,450 shares with respect to which Mr. Melton holds presently exercisable stock options.
 (8) Includes 1,000 shares of which Mr. Watson is owner of record and beneficially; 4,431 shares of which Mr. Watson has a vested interest pursuant to the Company's ESOP; and 12,900 shares with respect to which Mr. Watson holds presently exercisable stock options.
 (9) Includes 7,500 shares of which Ms. Hunter is owner of record and beneficially; 6,704 shares of which Ms. Hunter has a vested interest pursuant to the Company's ESOP; and 35,700 shares with respect to which Ms. Hunter holds presently exercisable stock options.
(10) Includes 217,735 shares of which Mr. Stout is owner of record and beneficially; 20,000 shares of which Mr. Stout's wife is owner of record and beneficially to which Mr. Stout disclaims beneficial ownership; 39,335 shares of which Mr. Stout has a vested interest pursuant to the Company's ESOP; and 65,000 shares with respect to which Mr. Stout holds presently exercisable stock options.
(11) Includes 136,879 shares in which a vested interest is owned pursuant to the Company's ESOP; 35,000 unvested restricted shares with respect to which officers and directors have voting control; 459,050 shares with respect to which currently exercisable stock options are held. Directors and executive officers disclaim any beneficial ownership of shares that are beneficially owned by family members.
(12) The shares of Common Stock held by the Company's ESOP will be voted by Merrill Lynch Pierce Fenner & Smith, as Trustee of the ESOP, which will exercise its independent fiduciary judgment as Trustee to act solely in the interests of the ESOP's participants, taking into account, among other facts, the provisions of the ESOP to the effect that shares as to which no voting instructions are received from ESOP participants are to be voted in the same proportion as are shares for which voting instructions are received.
(13) Based on a Schedule 13G filed by Luther King Capital Management Corporation with the Securities and Exchange Commission on February 11, 2000.
(14) Based on a Schedule 13G filed by Dimensional Fund Advisors Inc. with the Securities and Exchange Commission on February 3, 2000.

                               BOARD OF DIRECTORS

  The Board currently consists of eight directors. The name, age, principal occupation and the year each director first became a director of the Company is set forth as follows:

                                                                                 First
     Name, Age and                        Principal Occupation                  Elected
    Business Address                   During the Last Five Years               Director
    ----------------                   --------------------------               --------
John V. Roach (61)        Chairman of the Board; prior to May 20, 1999,           1982
100 Throckmorton          Chairman, Tandy Corporation; prior to January 1,
Suite 480                 1999, Chairman and Chief Executive Officer,
Fort Worth, Texas 76102   RadioShack Corporation (a consumer electronics
                          company); Director, e-SIM Ltd. (an electronic
                          simulation company)

John Justin (83)          Chairman Emeritus of the Company; personal              1968
Justin Industries, Inc.   investments; prior to April 16, 1999, Chief
2821 West Seventh Street  Executive Officer of the Company
Fort Worth, Texas 76107

J.T. Dickenson (70)       President and Chief Executive Officer of the            1991
Justin Industries, Inc.   Company; prior to April 16, 1999, President and
2821 West Seventh Street  Chief Operating Officer of the Company
Fort Worth, Texas 76107

Marvin Gearhart (72)      Chairman of the Board and Chief Executive Officer of    1981
7601 Will Rogers Blvd.    Rock Bit International, Inc. (a manufacturer of
Fort Worth, Texas 76140   drilling bits); a director of Dailey International,
                          Inc. (an oil and gas services company)

Robert E. Glaze (80)      Personal investments; also a director of Calloway's     1969
8111 Preston Road         Nursery, Inc. (a retail nursery)
Suite 707
Dallas, Texas 75225

Dee J. Kelly (71)         Shareholder and director of the law firm of Kelly,      1986
201 Main Street, Suite    Hart & Hallman (a professional corporation); a
2500                      director of AMR Corp. (an airline holding company);
Fort Worth, Texas 76102   and a director of The SABRE Group Holdings, Inc. (a
                          software company)

Joseph R. Musolino (62)   Personal investments; prior to November 30, 1999,       1986
4265 San Felipe, Suite    Vice Chairman, Texas, Bank of America, N.A. (a
1100                      commercial bank); also a director of Pool Energy
Houston, Texas 77027      Services, Inc. (an energy services company)

Dr. William E. Tucker     Personal investments; Director of RadioShack            1981
(67)                      Corporation; prior to July 1, 1998, Chancellor,
100 Throckmorton          Texas Christian University
Suite 416
Fort Worth, Texas 76102

  There are no family relationships among any of the Company's directors or executive officers.

Director Compensation

  The following table provides information related to 1999 retainer and meeting fees as well as mandatory security grants for non-employee directors. As further described below, Mr. Roach became an employee of the Company on April 16, 1999 while at the same time Mr. Justin retired as an employee. The amounts included in the table below for Mr. Roach and Mr. Justin represent fees paid during the periods they were non-employee directors.

                                      Cash Compensation       Security Grants
                                   ------------------------ --------------------
                                                                      Number of
                                    Annual                            Securities
                                   Retainer Meeting  Total  Number of Underlying
  Name                               Fees    Fees    Fees    Shares    Options
  ----                             -------- ------- ------- --------- ----------
John V. Roach..................... $ 5,000  $3,000  $ 8,000     --        --
John Justin.......................  10,000   2,000   12,000   3,000     3,000
Marvin Gearhart...................  15,000   3,000   18,000   3,000     3,000
Robert E. Glaze...................  15,000   3,000   18,000   3,000     3,000
Dee J. Kelly......................  15,000   4,500   19,500   3,000     3,000
Joseph R. Musolino................  15,000   3,000   18,000   3,000     3,000
Dr. William E. Tucker.............  15,000   7,000   22,000   3,000     3,000

  The stock options awarded to non-employee directors vest after one year and are granted at the current market price on date of grant.

  On April 16, 1999, the Company entered into a two-year agreement with Mr. Roach whereby he became employed on a part-time basis as a non-executive Chairman of the Board. The two-year agreement provides an annual base salary of $18,000; one-time awards of 100,000 stock options and 40,000 restricted shares of Common Stock; use of the Company airplanes; and reimbursement of certain expenses. During 1999, Mr. Roach was paid a salary of $12,531. The value of Company-provided airplane usage in 1999 was $17,336. The stock options granted to Mr. Roach were granted at the market price on date of grant of $13.06 per share and are for a term of 5 years with 100% vesting on the second anniversary of the date of the grant. In the event of a change in control of the Company, Mr. Roach has the right to exercise all options granted, whether or not vested. Using a binomial option pricing model and the assumptions described in the notes to the Option Grant Table, the stock options were valued at $376,000 at date of grant. The restricted shares awarded to Mr. Roach vest in accordance with the following schedule:

  -- 20,000 shares vest after the Common Stock closes at or above $16 per share for 10 consecutive trading days (such 20,000 shares vested in March 2000);

  -- 10,000 shares vest after the Common Stock closes at or above $18 per share for 10 consecutive trading days;

  -- 10,000 shares vest after the Common Stock closes at or above $20 per share for 10 consecutive trading days;

  Restricted shares that are unvested prior to April 15, 2004 are forfeited. Restrictions on all restricted shares will lapse upon a change in control of the Company. Dividends accrue currently and are payable upon vesting of the underlying shares. The value of the restricted shares, calculated based on the number of shares awarded times the market price of the stock at the end of 1999, was $595,000.

1999 Board Meetings

  During 1999, the Board held a total of six meetings. In 1999, all directors attended 100% of the meetings of the Board and of the Board committees on which they served.

Board Committees

  The Board has three standing committees, which are described below.

  Audit Committee. The Board has appointed an Audit Committee consisting of three non-employee directors, Messrs. Gearhart, Glaze, and Musolino. This Committee is responsible for matters relating to accounting policies and practices, financial reporting and internal controls. Each year it recommends to the Board the appointment of a firm of independent accountants to examine the financial statements of the Company. The Committee reviews with representatives of the independent accountants the scope of the examination of the Company's financial statements, results of that examination and any recommendations with respect to internal controls and financial matters. In fulfilling its responsibility, it periodically meets with and receives reports from the Company's management. The Audit Committee met twice in 1999.

  Compensation Committee. The Compensation Committee of the Board consists of two non-employee directors, Messrs. Kelly and Tucker. This Committee sets the compensation of all elected officers, administers the Company's stock option plans, including the granting of awards under the plans (except for the 1996 Non-Employee Director Plan), and recommends awards of discretionary bonuses, based on earnings or other performance criteria, for approval by the full Board. The Compensation Committee met three times in 1999.

  Strategic Planning Committee. The Board also has a Strategic Planning Committee consisting of three directors, Messrs. Roach, Tucker, and Dickenson. This Committee is responsible for oversight of long-range strategic planning for the Company. The committee meets periodically and receives reports from the Company's management. The Strategic Planning Committee met four times during 1999.

                              EXECUTIVE OFFICERS

  The names, ages and experience of the executive officers of the Company as of June 19, 2000 are set forth below:

                                            Date First
                              Employed by  Appointed an
           Name           Age Company In     Officer               Title
           ----           --- ----------- -------------- ------------------------
 Current Executive
  Officers
 J. T. Dickenson.........  70    1974     September 1983 President and Chief
                                                         Executive Officer

 Richard J. Savitz.......  53    1979     March 1982     Senior Vice President,
                                                         Chief Financial Officer
                                                         and Secretary

 Harrold E. Melton.......  64    1975     December 1999  Vice President--Building
                                                         Materials

 J. Randy Watson.........  42    1993     December 1999  Vice President--Footwear

 Judy B. Hunter..........  41    1990     October 1990   Vice President,
                                                         Controller and Treasurer

 Executives Retiring in
  1999
 John Justin(1)..........  83    1936     December 1969  Chairman of the Board
                                                         and Chief Executive
                                                         Officer

 Edward L. Stout,
  Jr.(2).................  74    1949     March 1974     Vice President--Brick
                                                         Operations

--------
(1) Mr. Justin retired from the Company in April 1999.

(2) Mr. Stout retired from the Company in December 1999.

  There are no family relationships among any of the executive officers, and there are no known arrangements or understandings between any executive officer and any other person pursuant to which any of the above-named persons was selected as an officer.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of the Company and persons who own more than ten percent of the Common Stock to file reports of ownership and changes in ownership of Common Stock with the Securities and Exchange Commission. These persons are also required to furnish to the Company copies of all such reports.

  To the Company's knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements.

                            EXECUTIVE COMPENSATION

Compensation of Executive Officers

  The following table sets forth the compensation for the last three years of the Chief Executive Officer of the Company and the four other most highly compensation executive officers of the Company serving at the end of 1999. In addition, the former Chief Executive Officer and another executive officer retiring in 1999 are included.

                                                   Long-Term Compensation
                          Annual Compensation              Awards
                         ---------------------- ------------------------------
                                                Restricted   No. of Securities
        Name and                                  Stock         Underlying        All Other
   Principal Position    Year  Salary   Bonus     Awards          Options      Compensation(f)
   ------------------    ---- -------- -------- ----------   ----------------- ---------------
Current Executive
 Officers
J.T. Dickenson           1999 $412,000 $218,360  $148,750(d)      43,000           $ 5,011
 President &             1998  365,000  146,000       --          18,000             4,660
 Chief Executive Officer 1997  350,000  168,000       --          18,000             4,410

Richard J. Savitz        1999  263,000  139,390   148,750(d)      35,000             4,213
 Senior Vice President & 1998  225,000   90,000       --          15,000             4,660
 Chief Financial Officer 1997  213,000  102,240       --          15,000             4,410

Harrold E. Melton(a)     1999  251,000  266,245   148,750(e)      30,000             4,537
 Vice President--        1998  182,000  151,060       --           7,500             4,410
 Building Materials      1997  165,000   70,959       --           7,500             4,410


J. Randy Watson(a)       1999  200,000   75,000       --          15,000             4,081
 Vice President--        1998  168,000   75,000       --          12,000             4,410
 Footwear                1997  130,000   50,000       --           8,000             4,410


Judy B. Hunter           1999  125,000   66,250       --          21,000             4,081
 Vice President--        1998  120,000   48,000       --          12,000             4,426
 Treasurer               1997  105,000   50,400       --          12,000             3,730
 & Controller

Executives Retiring in
 1999
John Justin(b)           1999  185,853      --        --             --            434,613(b)
 Chairman of the Board & 1998  620,000  248,000       --          22,500             4,660
 Chief Executive         1997  600,000  288,000       --          22,500             4,410
 Officer

Edward L. Stout, Jr.(c)  1999  312,000      --        --             --             28,109(c)
 Vice President-- Brick  1998  300,000  213,000       --          15,000             4,660
                         1997  261,000  164,840       --          15,000             4,410

--------
(a) Elected to executive officer position on December 15, 1999.
(b) The salary amount in the Annual Compensation section above represents salary paid through the date of retirement--April 16, 1999. The amount shown under the All Other Compensation column includes a lump sum payment of $404,366, an amount equal to the balance of Mr. Justin's salary that would have been paid under his employment contract through the end of its term, and the value of other benefits provided under the terms of his retirement agreement dated April 16, 1999. The other benefits will continue indefinitely into the future and include reimbursement for certain expenses and use of the Company planes. Such benefits are estimated to have an annual fair market value of $15,000.
(c) The salary amount in the Annual Compensation section above represents salary paid through the date of retirement--December 31, 1999. The amount shown under the All Other Compensation column includes the value of a retirement gift and related federal tax gross-up payment.
(d) Restricted shares were awarded to Mr. Dickenson and Mr. Savitz on April 16, 1999 in accordance with their employment agreements and vest in accordance with the following schedule:

    -- 5,000 shares vest after the Common Stock closes at or above $16 per share for 10 consecutive trading days (such shares vested in March
       2000);
    -- 2,500 shares vest after the Common Stock closes at or above $18 per share for 10 consecutive trading days;
    -- 2,500 shares vest after the Common Stock closes at or above $20 per share for 10 consecutive trading days;

    Shares that are unvested prior to April 15, 2004 are forfeited. Restrictions on all shares will lapse upon a change in control of the Company. Dividends accrue currently and are payable upon vesting of the underlying shares. The amount listed in the table is calculated based on the number of shares awarded times the market price of the stock at the end of 1999.
(e) Mr. Melton's restricted shares vest at 50% per year on the first and second anniversary dates of the grant. Dividends accrue currently and are payable upon vesting of the underlying shares. The amount listed in the table is calculated based on the number of shares awarded times the market price of the stock at the end of 1999.
(f) In addition to amounts specifically identified in items (b) and (c), these amounts include Company ESOP matching contributions paid or accrued on behalf of each officer as follows:

                                                             1999   1998   1997
                                                            ------ ------ ------
     J. T. Dickenson....................................... $4,000 $4,000 $3,750
     Richard J. Savitz.....................................  4,000  4,000  3,750
     Harrold E. Melton.....................................  4,000  4,000  3,493
     J. Randy Watson.......................................  4,000  4,000  3,493
     Judy B. Hunter........................................  4,000  3,766  3,070
     John Justin...........................................  4,000  4,000  3,750
     Edward L. Stout, Jr...................................  4,000  4,000  3,750

  In addition, Company-paid premiums for $100,000 of term life insurance coverage are reflected in each year.

  On June 19, 2000, the closing price of the Common Stock as reported on the Nasdaq National Market System was $17.875.

Option Grants in 1999

                              Individual Grants
-------------------------------------------------------------------------------
                        No. of       % of Total
                      Securities      Options     Exercise
                      Underlying     Granted to    or Base              Grant
                       Options       Employees    Price Per Expiration   Date
  Name                 Granted     in Fiscal Year Share(c)     Date    Value(d)
  ----                ----------   -------------- --------- ---------- --------
J. T. Dickenson......   25,000 (a)      8.33%      $15.00    12/14/09  $147,250
                        18,000 (b)      6.00        13.06    04/15/04    67,680

Richard J. Savitz....   20,000 (a)      6.66        15.00    12/14/09   117,800
                        15,000 (b)      5.00        13.06    04/15/04    56,400

Harrold E. Melton....   15,000 (a)      5.00        15.00    12/14/09    88,350
                        15,000 (a)      5.00        10.63    03/01/09    61,350

J. Randy Watson......   15,000 (a)      5.00        15.00    12/14/09    88,350

Judy B. Hunter.......   15,000 (a)      5.00        15.00    12/14/09    88,350
                         6,000 (b)      2.00        13.06    04/15/04    22,560

--------
(a) Options are granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment, and vest at 20% per year on the first through the fifth anniversary dates of the grant. If the optionee dies or retires from the Company for reasons of age or disability, the Compensation Committee may approve the exercise of all options, whether or not currently vested. In addition, in the event of a change in control of the company each optionee has the right to exercise all options granted, whether or not vested.
(b) The stock options granted are for a term of 5 years and vest 100% at the second anniversary date of the grant. In the event of a change in control of the company, each optionee has the right to exercise all options granted, whether or not vested.
(c) All options above were granted at market value at date of grant. The exercise price and tax withholding obligations related to exercise may be paid by cash, delivery of already owned shares, offset of the underlying shares, or a combination of any of the foregoing, subject to certain conditions in the case of current stock holdings.
(d) Grant date value for these options was estimated at the date of grant using a binomial option pricing model with the following assumptions: risk-free interest rate of 6.4% to 6.8%; dividend yield of 1.5%; volatility factors of the expected market price of the Common Stock of .358; and a weighted-average expected life of the option of five and one half years on ten year options and three years on five year options.

    Binomial option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. In addition, gains are reported net of the option exercise price, but before taxes associated with the exercise. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall stock market conditions, as well as the optionholders' continued employment through the vesting period. The amounts reflected in this table may not be necessarily achieved.

Option Exercises in 1999 and Year-End Option Values

  The following table sets forth information with respect to the executive officers named in the Summary Compensation Table regarding the exercise of options to purchase Common Stock during 1999 and unexercised options held as of December 31, 1999.

                                                     No. of Securities
                                                  Underlying Unexercised     Value of Unexercised
                                                  Options at Fiscal Year-    In-the-Money Options
                           Shares                           End               at Fiscal Year-End
                         Acquired on    Value    ------------------------- -------------------------
   Name                   Exercise   Realized(a) Exercisable Unexercisable Exercisable Unexercisable
   ----                  ----------- ----------- ----------- ------------- ----------- -------------
Current Executive
 Officers
J. T. Dickenson.........   38,100     $391,647      46,800      74,200      $ 98,550     $103,200
Richard J. Savitz.......    8,860       67,710      58,200      61,000       269,724       86,000
Harrold E. Melton.......    6,750       59,812      36,450      43,300       188,931       94,319
J. Randy Watson.........      --           --       12,900      31,500        35,088       39,538
Judy B. Hunter..........      --           --       35,700      41,800       138,887       57,925
Executives Retiring in
 1999
John Justin.............   18,552      165,979     138,000         --        601,217          --
Edward L. Stout, Jr.....   38,100      371,116      65,000         --        140,938          --

--------
(a) Market value of underlying securities at exercise date minus the exercise price, not reduced for taxes payable upon exercise.

Pension Plans

  The following table provides information related to the Company's defined benefit pension plan in which the named executive officers participate.

                                                     Years of Service
        Average          ------------------------------------------------------------------------
      Compensation         5      10      15      20      25      30      35       40       50
      ------------       ------ ------- ------- ------- ------- ------- ------- -------- --------
$125,000................ $7,813 $15,625 $23,438 $31,250 $39,063 $46,875 $54,688 $ 62,500 $ 78,125
 150,000................  9,375  18,750  28,125  37,500  46,875  56,250  65,625   75,000   93,750
 175,000................  9,750  20,450  31,388  42,325  53,263  64,200  75,138   86,075  107,950
 200,000................  9,750  22,950  34,200  46,700  59,200  71,700  84,200   96,700  121,700
 225,000................  9,750  23,492  37,013  51,075  65,138  79,200  93,263  107,325  126,100
 250,000 and up.........  9,750  23,492  38,232  52,972  67,712  82,452  97,192  111,932  126,100

  Compensation covered by the plan includes salary, bonus and deferred compensation payments up to $160,000 for 1997 through 1999 and $150,000 for 1995 and 1996. Gains realized upon exercise of stock options are not covered. The estimated credited years of service for each of the named executive officers is as follows: Mr. Dickenson--25; Mr. Savitz--20; Mr. Melton--24; Mr. Watson--6; Ms. Hunter--9; Mr. Justin--62; and Mr. Stout--50. Mr. Justin and Mr. Stout retired during 1999.

  The normal retirement benefit, at age 65, is calculated based upon each employee's years of service and final average compensation, reduced by anticipated social security benefits. Benefit payments are computed using the straight life annuity method. Certain reductions are made for employees electing alternative payment options or early retirement. Generally, the maximum annual benefit payable by the Pension Plan to any one employee upon retirement is limited to $126,100 in 1999. However, since Mr. Stout and Mr. Dickenson have exceeded normal retirement age, their benefit will be slightly higher than the tables indicate above due to delayed receipt of benefits. Mr. Justin's benefit was determined under special phase-in rules of the Tax Reform Act of 1986. Payments to Mr. Justin began in April 1988 under minimum distribution requirements in the annual amount of $114,600. Payments will continue until the death of either Mr. or Mrs. Justin, with 66.67% thereof payable for the life of the survivor.

Executive Supplemental Retirement, Death and Disability Income Benefit Program and Supplemental Executive Retirement Plan of 1992

  The Executive Supplemental Retirement, Death and Disability Income Benefit Program and Supplemental Executive Retirement Plan of 1992 (the "Supplemental Programs") are applicable to selected key employees of the Company and its divisions or subsidiaries, including all named executives. Under the Supplemental Programs, the Company will pay to each named executive upon retirement, death or disability an estimated $25,000 per year for a period of ten years. The Supplemental Programs are partially funded by life insurance policies covering certain participants, with the Company paying all costs of the policies. Insurance policies cover three of the five current named executives and both of the retired named executives. The policies are designed so that if assumptions made as to mortality, policy dividends and certain other factors are realized, the Company will recover substantially all premium payments plus a factor for the use of the Company's money. The Company is the owner of all such policies.

Employment Agreements

  The Company entered into employment agreements with Mr. Dickenson and Mr. Savitz on April 16, 1999. The agreements provide an annual base salary of $425,000 for Mr. Dickenson and $275,000 for Mr. Savitz. If their employment is terminated for any reason, other than cause, they are entitled to receive payment of the unpaid portion of the annual base salary through the expiration date of the agreement or date of termination. In addition, the agreements awarded stock options and performance-based restricted stock as further described in the footnotes to the Summary Compensation Table and the table describing stock option grants in 1999. The agreements expire on December 31, 2000.

Report of the Compensation Committee on Executive Compensation

  The Compensation Committee of the Board has furnished the following report on executive compensation:

  Under the direction of the Compensation Committee of the Board, the Company has developed and administers compensation policies and plans that are intended to enhance the profitability of the Company, and thus shareholder value, by aligning closely the financial interests of its officers and key executives with those of its shareholders. Remuneration in 1999 for each of the Company's officers consisted of a base salary, annual incentive bonus, and awards of options to purchase company stock. In addition, 10,000 shares of restricted stock were awarded to the Chief Executive Officer, Chief Financial Officer, and Vice President-Building Materials. The awards for the Chief Executive Officer and Chief Financial Officer are performance based, while the restricted stock for the Vice President-Building Materials vests over a two-year period. The incentive bonus component was determined in accordance with the terms of the Company's Target Incentive Plan (the "Plan") and in light of the Company's operating results compared to its financial performance goals. The Committee, however, had complete discretion in determining certain remuneration amounts (including whether any annual discretionary bonus component under the Plan or stock option awards are made and, if so, the amounts thereof) regardless of whether corporate or individual performance goals are achieved. The Committee exercised its complete discretion in setting base salary amounts, stock option and restricted stock awards, as well as corporate and individual performance goals under the Plan.

  In evaluating the Company's performance for purposes of setting the salary and incentive compensation of the Chief Executive Officer and the Company's other officers, the Committee gave first consideration to company-wide performance in terms of sales and earnings. In addition, the Committee has taken note of management's continued success in achieving record levels of earnings in the Building Materials segment and maintaining its strengths in market share through new product development and other strategic initiatives in the footwear segment. The Committee viewed all the foregoing items as elements of company, and not individual, performance. Salary and other compensation decisions for each officer were based primarily on overall Company performance, except in the case of the Vice President-Building Materials, whose compensation is based primarily on the performance of Acme Building Brands and the Vice President-Footwear whose compensation if based primarily on the performance of Justin Brands.

  Although, as stated above, the Committee considered Company performance as the primary factor in its compensation decisions, the Committee also considered individual performance. However, the Committee does not apply any specific weighting to elements of individual performance in relation to total compensation, nor in relation to determining the discretionary bonus amount, if any, under the Plan.

  Immediately prior to the end of each year, the Committee reviews with the Chief Executive Officer and the Company's human resources executive and approves an annual salary plan for the ensuing year. The Committee considers an officer's total compensation in establishing each element of compensation.

  Annual base salaries are based primarily upon a review of past and present corporate and individual performance, with reference to salary data in similar-sized corporations in all industries and in manufacturing industries, so that such salaries are generally competitive. The survey data used by the Committee was selected due to its consistent inclusion of a large number of companies of comparable size. The Committee also reviewed subsets of these data including All Industry and All Manufacturing summaries. In addition, employment agreements with the Chief Executive Officer and Chief Financial Officer establish their annual base salaries at $425,000 and $275,000, respectively. The Committee has complete discretion in setting the compensation of the other three named executive officers (none of whom has employment agreements with the Company).

  For all officers (including the CEO) except the Vice President-Footwear, annual incentive bonus payments for 1999 were based on the Company's year-end operating results versus the financial performance goals established under the Plan at the beginning of the year, and consisted primarily of earnings and sales targets. Strategic and management performance is also considered, and is included as a discretionary component under the Plan, but to a far lesser degree than earnings and sales targets. Strategic performance consists principally of such factors as new product development, new business initiatives and increasing market share. Management performance criteria include productivity and quality improvement, management development, environmental management, and control of casualty losses. In exercising its discretion with respect to the annual discretionary incentive component amounts, the Committee reviewed achievement of these performance goals and determined the amount of bonus awards, if any. The Committee did not, however, use any predetermined formula or assign any specific weight to the various factors in awarding such bonuses. The Vice President-Building Materials was awarded an additional $45,000 discretionary bonus for assuming additional responsibilities as Chief Executive Officer of the Building Materials group pursuant to consolidation of this business segment during 1999. For the Vice President-Footwear, the 1999 incentive bonus was entirely discretionary and was based on strategic and management performance. The bonuses awarded each year to the Company's officers appear as "Bonus" compensation in the Summary Compensation Table.

  With respect to stock option awards, it is the Company's belief that grants of options to purchase common stock of the Company, at the market price in effect on the day prior to the date of such grant, has successfully focused the Company's officers and other key executives on building profitability and shareholder value. In determining the grants of stock options to the officers, including the Chief Executive Officer, the Committee reviewed and approved individual awards, taking into account the same qualitative and quantitative factors discussed above in connection with awarding discretionary incentive compensation. The Committee does not consider the number of options already outstanding in determining option awards.

  Section 162(m) of the Internal Revenue Code generally imposes a $1,000,000 limit on the amount of compensation that is deductible by the Company with respect to the Chief Executive Officer and each of the four named executive officers. It is anticipated that all such compensation will be fully deductible by the Company under Section 162(m) of the Internal Revenue Code.

  The foregoing has been furnished by the members of the Board's Compensation Committee.

                                          Dee J. Kelly
                                          William E. Tucker

Stock Performance Chart

  The following chart compares the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock during the five years ended December 31, 1999 with the cumulative total return on the NASDAQ Index and a derived peer group index comprised of companies in the footwear and building materials industries. The comparison assumes $100 was invested on December 31, 1994 in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.


                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

                 JUSTIN, SELECTED PEER GROUP, AND NASDAQ INDEX

                             [GRAPH APPEARS HERE]
                                                                NASDAQ
                            Justin          Peer Group         US Index
                            ------          ----------         --------
          1994               100               100                 100
          1995                94               109                 362
          1996               100               154                 446
          1997               120               255                 546
          1998               117               202                 767
          1999               135               326               1,389





  The broad market index selected for comparison is the CRSP Total Return Index for the NASDAQ Stock Market (U.S. Companies). The peer group used in the performance graph above consists of six companies--three in the footwear industry and three in the building materials industry. This index is based on the cumulative total return of each company, assuming reinvestment of dividends, weighted according to the respective issuer's stock market capitalization at the beginning of each year and weighted by industry to the Company's actual ratio of footwear to building materials sales each year. Management believes weighting by industry is relevant since the ratio of sales by industry within the Company from year-to-year is subject to the cyclical nature of the building materials business. The companies used in the peer group index are as follows:

                Footwear                                  Building Materials
                --------                                  ------------------
             Genesco, Inc.                                Elcor Corporation
           Timberland Company                           Texas Industries, Inc.
           Brown Group, Inc.                             Republic Group, Inc.

  One peer group company was changed from the previously reported group. Texas Industries, Inc. was substituted for Morgan Products, Ltd. for all years. Morgan Products, Ltd. was acquired by Andersen Windows, Inc. in March 1999 and is no longer a publicly held company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Bank of America, N.A. participates with three other banks in a $52,000,000 revolving credit agreement with the Company. Mr. Joseph R. Musolino, a director of the Company, was Vice Chairman, Texas, Bank of America, N.A. during 1999. At December 31, 1999, $23,000,000 was outstanding to the Company under the credit agreement, of which Bank of America, N.A. provided $10,613,000. In addition, the Company had a $4,000,000 short-term note payable to Bank of America, N.A. pursuant to a non-committed line of credit at December 31, 1999. During 1999, the Company paid or accrued approximately $1,064,000 in interest and fees to Bank of America, N.A.

  The law firm of Kelly, Hart & Hallman, a professional corporation, of which Mr. Dee J. Kelly, a director of the Company, is a shareholder and director, acted as the Company's principal outside legal counsel in 1999 and is continuing to do so in 2000.